SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MATERIAL FACT NOTICE

TIM Participações S.A. (“Company”) hereby, pursuant to the provisions set forth under §4º of Section 157 of Law 6,404/76 and CVM Ruling 358/02, informs its shareholders, the market in general and other interested parties as follows:

The Company and its subsidiaries (TIM Celular S.A. and TIM Nordeste S.A.) decided to start accounting the asset retirement obligations (ARO) in order to improve the presentation of their financial statements in local GAAP and to adjust their accounting practices to those used by other companies in the market, including telecommunications companies.

The new accounting treatment, which has been reflected in the financial statements for the fiscal year ended on December 31, 2006, consists in capitalizing estimated costs to be incurred by the Subsidiaries on the disassembly of towers and equipment in rented properties. Against this capitalization, a provision for asset retirement obligations was recorded and discounted to present value, so as to reflect the best current estimate. In addition, the capitalized amounts shall be depreciated based on the useful lives of the respective assets, while the provision shall be subject to revision and update.

On December 31, 2006, the amount of the provision for asset retirement obligations recorded in the consolidated balance sheet of the Company was R$158.2 million.

Further information about the matter may be found in the financial statements and in the press release relating to the results of the Company, both in connection with the fiscal year ended on December 31, 2006, which are available at TIM Participaes S.A. internet homepage (www.timpartri.com.br). Rio de Janeiro (RJ), March 05, 2007.

TIM PARTICIPAÇÕES S.A.
Stefano De Angelis
Investors Relations Officer

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 6, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.